FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 021-45147

OPTI CANADA INC. (Translation of registrant's name into English)

2100, 555-4th Avenue S.W.
Calgary, Alberta
Canada T2P 4H2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTI CANADA INC.

Date: October 28, 2010	By:	/s/ Travis Beatty
Travis Beatty
Vice President, Finance and Chief Financial Officer

INDEX
Exhibit	Description
99.1	FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2010
99.2	MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
99.3	CERTIFICATION CEO
99.3	CERTIFICATION CFO